August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (816) 983-1297

Mr. Michael R. Haverty
Chief Executive Officer
Kansas City Southern
427 West 12th Street
Kansas City, MO 64105

   Re: **Kansas City Southern**
      Definitive 14A
      Filed March 30, 2007
      File No. 001-04717

Dear Mr. Haverty:

   We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

   If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation Practices, page 16

1. Please expand your discussion of the functions performed by your compensation consultant to address the nature and scope of the consultant's assignment, including its role in determining and recommending compensation, and any other material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

2. Please discuss how the compensation committee uses tally sheet information to determine the amount of compensation to be paid to the NEO's.

Certain Relationships and Related Transactions, page 19

3. Please expand your disclosure to discuss your related person transaction policies in greater detail. Among other things, please revise your disclosure to provide additional detail regarding the review and approval of related person transactions, including the specific dollar threshold for transactions subject to review, types of transactions covered and the review standards to be applied by the audit committee. Refer to Item 404 of Regulation S-K. In addition, please revise to confirm that your definition of "related person" is consistent with the definition set forth in Instruction 1 to Rule 404(a) of Regulation S-K.

Director Compensation, page 22

4. Please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

5. For each director, please disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Primary comparative market, page 28

6. We note that you have identified the companies comprising the peer group that you have relied upon for benchmarking purposes. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where you target each element of compensation against the peer companies and

where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Compensation Determination and Implementation, page 30

7. Please provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006.   For example, we note limited analysis on pages 31 of how your long term equity awards were determined. Although your disclosure provides general information relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

8. Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Annual Incentive Awards , page 30

9. We note that you have not provided complete quantitative disclosure of all of the necessary targets to be achieved in order for your executive officers to earn their 2006 and 2007 incentive compensation. Although you have disclosed your operating income and consolidated cash flow targets, you have not disclosed applicable business unit or individual performance goals. Please confirm that no such additional goals exist or disclose your targets. Please clearly explain how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the goals is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.

Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. In this regard, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Change in Control Benefits, page 33

10. Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

11. The descriptions of the change of control, retirement and severance benefits on pages page 33-37 and 47-49 are dense and appear to rely too heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreements. Please give appropriate consideration to concentrating this information into concise disclosure of the material concepts that underlie these agreements and present your disclosure in a fashion that is readily understandable and that fits reasonably within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732.

Summary Compensation Table, page 40

12. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. Haverty differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis. Similar disclosure should be provided for Mr. Shoener.

Director Nominations, page 52

13. It appears you have provided a summary of the procedural requirements, such as timing of notices, related to the submission of shareholder nominations. Please also provide a summary of the substantive (informational) requirements for director recommendations submitted by shareholders. Refer to Item 407(c)(2)(ii) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor